Exhibit 99.1

LightInTheBox Holding Co., Ltd. Announces Management Change

Beijing, China, January 27, 2014 - LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), a global online retail company that delivers products directly to consumers around the world, today announced that its Chief Financial Officer Mr. Richard Xue has decided to leave the company due to personal reasons effective on February 17, 2014. The Company’s board of directors (“Board”) will conduct a search for a new CFO immediately.

The Company’s Financial Controller and VP of Finance, Jennifer Hu, who has been with the Company for more than 5 years, will perform all duties in accounting and finance on an interim basis, under the supervision of the Company’s President, Mark Stabingas, as well as the Board’s Audit Committee.

“On behalf of the company, I’d like to thank Richard for his significant contributions to the Company, including a very successful IPO in 2013. We wish him the best in his future endeavors,” commented Mr. Alan Guo, Chairman and CEO of LightInTheBox.

“Due to personal reasons, I need to step aside from my work at LightInTheBox. Working at LightInTheBox has been a rewarding experience and I leave the company with well wishes for my colleagues and the future development of the Company,” stated Mr. Xue.

About LightInTheBox Holding Co., Ltd.

LightInTheBox is a global online retail company that delivers products directly to consumers around the world.  The Company offers customers a convenient way to shop for a wide selection of lifestyle products at attractive prices through its www.lightinthebox.com, www.miniinthebox.com and other websites, which are available in 27 major languages and cover more than 80% of global Internet users.  In 2012, the Company ranked number one in terms of revenue generated from customers outside of China among all China-based retail websites that source products from third-party manufacturers.  For more information, please visit www.lightinthebox.com.

Investor Relations Contact

LightInTheBox Holding Co., Ltd.
Margaret Shi, Investor Relations
+86 10 5692 0099 ext 8124
ir@lightinthebox.com

OR

ICR, Inc.
Bill Zima, +1 (646) 405-4933
bill.zima@icrinc.com

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox’s strategic and operational plans, are or contain forward-looking statements. LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox’s future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.